Exhibit 26(d)(iv)

ACCIDENT INDEMNITY RIDER

Benefit for Death by Accident

Transamerica Life Insurance Company has issued this rider as a part of the policy to which it is attached.

If the Insured dies as a result of accidental bodily injury, we will pay the accidental death benefit subject to all of the provisions of the policy and this rider.

In this rider accidental bodily injury means injury which results, directly and independently of all other causes, from an accident that occurs while this rider is in force, and which results in the Insured’s death within 90 days from the date of the accident. We will have the right to examine the body of the Insured and to request an autopsy, unless prohibited by law.

Amount Payable — The amount of the accidental death benefit is shown in the policy data. However, if an accidental death benefit becomes payable under this rider for accidental bodily injury sustained in an accident which occurs while the Insured is a fare-paying passenger in an aircraft, bus, train or other means of public conveyance while it is being operated by a licensed common carrier for passenger service, then the accidental death benefit will be twice the amount shown for this rider in the policy data.

Exclusions from Coverage — No amount will be payable under this rider if the Insured’s death results directly or indirectly from:

1.	suicide or any attempted suicide, while sane or insane;

2.	any poison or gas voluntarily or involuntarily, accidentally or otherwise taken, administered, absorbed, or inhaled;

3.	any bacterial infection except when caused by accidental bodily injury;

4.	bodily or mental infirmity;

5.	disease of any kind;

6.	the commission of, or attempt to commit, an assault or felony;

7.	service, travel or flight in any kind of aircraft except as a passenger;

8.	participation in insurrection; or

9.	war, declared or undeclared, or any act of war.

Contestability — This rider will be contestable as long as it is in force.

Continuation — If the policy, exclusive of riders, provides term insurance which is converted, this rider will continue at the current premium as part of the new policy. However, if this policy is converted to a limited payment plan, this rider will continue at the premium charge used by us at the date of conversion for the limited payment plan selected and the class of risk of this rider.

Automatic Termination — This rider will automatically terminate:

1.	if any premium for this rider remains unpaid after the end of the grace period; or

2.	a)	when, in the case of flexible premium policies, the policy is surrendered or continued under the Paid-up Life Non-Forfeiture Option, or

	b)	when, in the case of fixed premium policies, the policy is surrendered or continued under any non-forfeiture option; or

3.	when the policy terminates or matures; or

4.	at policy anniversary nearest age 70 of the Insured.

Cancellation — Upon written request by the owner of the policy, this rider may be cancelled on any monthly anniversary.

No Dividends Are Payable — This rider does not participate in our profits or surplus.

Consideration — We have issued this rider in consideration of the application and payment of the premiums. A copy of the application is attached to the policy. In the case of flexible premium policies one-twelfth of the annual premium for the rider will be deducted in the manner specified in the policy. In the case of fixed premium policies, the annual premium for this rider is shown in the policy data and is payable as provided by this policy. In either case, no premium will be payable when this rider terminates.

Signed for the Company at Los Angeles, California, on the date of issue of the policy unless a different date is shown here.

Secretary	President

1-032 11-284